

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Amit Etkin, M.D., Ph.D.
Chief Executive Officer
Alto Neuroscience, Inc.
369 South San Antonio Road
Los Altos, CA 94022

> **Re:** **Alto Neuroscience, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.10, 10.11, 10.12, 10.13, 10.16 and 10.17**
> **Filed January 29, 2024**
> **File No. 333-276495**

Dear Amit Etkin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Divakar Gupta, Esq.